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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one): X  Form 10-K __ Form 20-F  X Form 10-Q __ Form N-SAR
            ---

                  For period ended: March 31, 1999

                  [ ]  Transition  Report  on Form 10-K  and  Form  10-KSB
                  [ ]  Transition  Report  on Form 20-F
                  [ ]  Transition  Report  on Form 11-K
                  [ ]  Transition  Report  on Form 10-Q and Form  10-QSB
                  [ ] Transition Report on Form N-SAR For the transition period ended
                                    ------------------------------------------

SEC File Number 0-17594

CUSIP Number - 110415 10 6

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------


                          PART I-REGISTRANT INFORMATION

BRITESMILE, INC.
--------------------------------------
Full Name of Registrant

200 Diplomat Drive, #204
Airport Business Center
Lester, PA 19113
(610) 362-1111
--------------------------------------
Address and telephone number of
principal executive office

                         PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                               PART III-NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-K could not be filed because of delays encountered in reviewing and incorporating final comments from directors, senior management and professional advisors. The Registrant is finalizing its review of the 10-KSB to insure completeness and accuracy. The inability to file timely could not be avoided by the Registrant without unreasonable effort and expense. The Registrant intends to file the Form 10KSB within four calendar days following the due date.


                            PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael F, Bonner, CFO and Sec.             (610)            362-1111
       (Name)                            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
                                                                 X  Yes       No
                                                                ----      ----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 X Yes       No
                                                               ----      ----
                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached copy of a portion of Item 6, Management's Discussion and Analysis--Results of Operations, from the Annual Report on Form 10-KSB of the Registrant for the fiscal year ended March 31, 1999 which must be filed with the SEC no later than 15 days from June 29, 1999, the due date of the Report.



                                BRITESMILE, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   June 30, 1999              By:   /s/
                                      ------------------------------------------
                                      Michael F. Bonner, Chief Financial Officer
                                                              and Secretary









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ATTACHMENT PURSUANT TO PART IV, ITEM (3) OF FORM 12b-25 OF BRITESMILE, INC,



RESULTS OF OPERATIONS

Net Sales

Sales for the fiscal year ended March 31, 1999 totaled $547,000 compared to $4,609,000 in the prior fiscal year, a decrease of approximately $4,062,000 or 88%. Dental sales decreased $2,716,000 in the year ended March 31, 1999, from $2,836,000 in 1998 to $120,000 in 1999. The decrease in dental sales in fiscal 1999 was due to the Company's decision to discontinue all development and sales efforts associated with its laser-based teeth whitening devices and focus its resources on the development of the BriteSmile 2000 teeth whitening system. Sales of teeth whitening chemical products decreased $408,000 or 52% from $789,000 in fiscal 1998 to $381,000 in fiscal 1999 as a result of the Company's discontinuation of chemical production and sale in September 1998. Sales of the industrial and scientific lasers declined to $0 in fiscal 1999 from $984,000 in fiscal 1998 due to the Company's sale of its remaining industrial and scientific assets to a laser manufacturer in Salt Lake City, Utah during the first quarter of fiscal 1999. Whitening fee revenue was $46,000 in fiscal 1999 due to the Company opening the first BriteSmile Professional Teeth Whitening Center ("Whitening Center") during February 1999. The Company currently anticipates its future consolidated revenue base to be derived principally from teeth whitening fees. Teeth whitening fees are expected to increase over the next twelve months through the opening of additional Whitening Centers and Associated Centers as well as increased awareness and use of the service by consumers.

Cost of Sales

The Company's cost of sales, exclusive of inventory write-downs, increased from 77% of sales in fiscal year 1998 to 124% of sales in fiscal year 1999. The increase is due to the low operating levels during the start-up of the first Whitening Center as well as reduced sales of higher margin laser whitening systems.

Selling & Administrative Expenses

Administrative expenses increased from $2,535,000 in fiscal 1998 to $3,523,000 in fiscal 1999 or $988,000 as a result of the Company's development of the retail based teeth whitening center business platform. The development of the business platform included, among other administrative activities: establishing appropriate legal structures, identifying and securing appropriate real estate and managing Center construction. Included in fiscal 1999 administrative expenses were professional fees of $921,000 associated with legal proceedings, developing and executing Center and Associated Center agreements, executing leases, establishing rights to intellectual property and general corporate matters.

Selling expenses in fiscal 1999 decreased $524,000 from $2,395,000 in 1998 to $1,871,000 in 1999 reflecting the elimination of the Company's internal sales force and laser whitening marketing efforts. These reductions were partially offset by increased costs associated with developing marketing strategies and materials to promote the new Whitening Centers and Associated Centers.

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Research & Development Expenses

Research and development expenses increased $2,295,000 or 253% to $3,201,000 in 1999 from $906,000 in fiscal 1998. This increase reflects the substantial research, development and testing efforts expended by the Company in the development of the BriteSmile 2000 teeth whitening system. The major development efforts included the development of the BriteSmile 2000 light device and the development of the complementary BriteSmile 2000 whitening gel. In addition the Company spent many months testing the system and evaluating its safety. A significant portion of the Company's research and development expenditures were attributable to contractual research and development arrangements that are now concluded. The Company plans to continue its research and development efforts to improve and expand the capabilities of its technology; however, these activities will be conducted at substantially lower levels of spending.

Asset Impairment and Write-Downs

During fiscal 1998, the Company experienced declining sales and ongoing operating losses principally caused by the anticipated change in product offering from the Company's laser teeth whitening system to an arc lamp teeth whitening system, as well as product design issues related to its discontinued laser teeth whitening systems. These conditions were indicators that certain of the Company's assets were impaired. Furthermore, as a result of the Company's refocus of its activities exclusively in the dental whitening market, certain of its assets in the industrial and scientific lines were impaired as well.

Accordingly, the Company recorded total charges of $4,290,000 in fiscal 1998, related to the impairment and write-down of certain assets, which will provide limited or no future benefit to the Company. Included in the fiscal 1998 charges are the following: (i) $421,000 write-down of fixed assets; (ii) $1,294,000 write-off of goodwill and patent costs relating to products or technologies which the Company no longer intends to use and/or pursue; (iii) $302,000 write-off of deferred marketing costs related to a marketing program which has been discontinued by the Company; and (iv) $2,273,000 write-down of inventories which have been rendered obsolete or will be discontinued by the Company and either scrapped or sold at substantially reduced values. The inventory write-downs have been classified as cost of sales - inventory write-downs.

As a result of the furthering declines in operating results in the fourth quarter of fiscal year 1998, under the direction of its Board of Directors, the Company closed its Utah operating facility in May 1998, discontinued all activities related to the industrial and scientific lines and relocated its corporate office and remaining operations to Pennsylvania.

In connection with the Company's decision to relocate its operations to Pennsylvania, a significant portion of the Company's workforce was terminated. Because the plan of termination was not developed, approved or communicated prior to year end 1998, the associated severance costs did not meet the conditions for a restructuring accrual at March 31, 1998.

During fiscal 1999 the Company completed its plan of termination and charged $200,000 to expense for termination benefits, which were paid to 63 former employees. As the Company continued to focus on the dental whitening market, and in particular the development of its new light activated teeth whitening system, impairment charges and write-downs of unrelated assets in the amount of


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$2,977,000  were  recognized.  Included in the charges  are the  following:  (i)
$357,000 write-down of aged accounts receivable and the receivable from the Joint Venture; (ii) $418,000 of inventory write-down classified as cost of sales; (iii) $418,000 impairment charge on assets available for sale; (iv) $323,000 write-down of fixed assets; (v) $101,000 loss on sale of properties;
(vi) $426,000 write-down of patents; (vii) $225 write-down of investment in the Joint Venture; (viii) settlement costs of $402,000 related to canceled purchase commitments; and (ix) $307,000 of accrued liabilities associated with exiting discontinued business lines.

Interest Income and Expense

Interest income in fiscal 1999 increased $138,000 to $221,000 from $83,000 in 1998 as a result of higher cash balances and the corresponding money market earnings associated with those cash balances. Cash balances were higher due to the two private placements of the Company's common stock totaling $15,000,000 in fiscal 1999.

Interest expense decreased from $120,000 in fiscal 1998 to $83,000 in fiscal 1999 as a result of lower debt levels in 1999, attributable to the repayment of capital lease obligations and lower interest rates on a variable rate mortgage note. The fiscal 1999 interest expense was associated with equipment capital lease obligations and the long-term mortgage on the Company's former Salt Lake City facility.

Income Taxes

The Company had no income tax expense during fiscal 1999 or fiscal 1998 due to its operating losses. Furthermore, no income tax benefit was recognized due to the uncertainty associated with the Company's ability to realize its deferred tax assets, comprised primarily of net operating loss carryforwards. For further information on income taxes and the remaining net operating loss carry forward available to the Company, see Note 8 of the Notes to Consolidated Financial Statements.

Inflation

The Company actively strives to contain costs on parts from suppliers by renegotiating purchase order contracts. Inflation has not been a major factor in the past and is not seen as a major factor that will impact the Company' operations in the immediate future.

Net Loss

The Company incurred a net loss of $11,767,000 in fiscal 1999 as compared to a net loss of $9,113,000 in fiscal 1998. The $2,654,000 increase in the loss is principally attributable to the significant decrease in sales and corresponding loss of margin associated with those sales as well as the increase in research and development expenses. These items were partially offset by a decrease in impairment charges and write-down of assets in fiscal 1999.